SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
CNPJ/MF: 02.558.154/0001-29
NIRE: 3130002551-9
A PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING
Held on May 5, 2008

1. Date, time and place: On May 5, 2008, at 11:00 a.m., at the headquarters of Tele Norte Celular Participações S.A. (“Tele Norte” or the “Company”), in the city of Belo Horizonte, state of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários.

2. Meeting Invitation: Meeting Invitation to the shareholders of Tele Norte published in the editions of April 16, 17 and 18, 2008 in the newspaper “Valor Economico”, and in the Official Gazette of the state of Minas Gerais, in accordance with article 124, paragraph 1, item II, of Law No. 6,404/76.

3. Attendance: Shareholders representing 60% (sixty per cent) of Tele Norte’s voting capital, pursuant to the signatures appearing in the Shareholders’ Attendance Book.

4. Presiding board: In view of the presence of the minimum required number of shareholders for the shareholders’ meeting to take place, as set forth by article 125 of Law No. 6,404/76, Mrs. Georgeane Andrea de Oliveira Fukumura, in her capacity as attorney-in-fact of Mr. Luiz Eduardo Falco Pires Correa, Tele Norte’s chief executive officer, declared the commencement of this meeting. Mrs. Fukumura then invited Mr. Guilherme Moretszohn Couto Nunes Coelho to be the secretary of the meeting.

5. Agenda: Election of fiscal council members and their respective alternates of Tele Norte, as nominees of Tele Norte’s controlling shareholder, for the currently vacant positions, with a mandate to end at the 2009 annual ordinary shareholders’ meeting of Tele Norte.

6. Resolutions: The shareholders present at the meeting dismissed the reading of the meeting’s agenda and agreed that the minutes of the meeting be prepared in the form of a summary, in accordance with article 130, paragraph 1, of Law No. 6.404/76. The shareholders were granted the right to present their votes and protests, which following their receipt, will be maintained at the Company’s headquarters.

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This page is part of the minutes of the extraordinary shareholders meeting of Tele Norte Celular Participações S.A.
Occurred on May 05, 2008, at 11:00 am

The Chairperson then opened the meeting for discussion on the sole item of the agenda, the election of members to the Company’s fiscal council the controlling shareholder nominated and elected by a majority of the votes:

(i) As a member, Mr. APARECIDO CARLOS CORREIA GALDINO, Brazilian, widow, business manager, bearer of R.G. No. 5.635.466, issued by SSP/SP, and registered with CPF/MF under No. 666.708.708 -25, resident at Av. Dr. Chucri Zaidan, No. 920, 16th floor, Vila Cordeiro, in the city of São Paulo, state of São Paulo, and as his alternate, Mr. SIDNEI NUNES, Brazilian, married, business manager, bearer of R.G. No. 11.581.938, issued by SSP/SP, and registered with CPF/MF under No. 011.355.928 -37, resident at Rua Visconde de Taunay, No 627, apt No. 31, Edifício Boullonais, in the city of São Paulo, state of São Paulo;

(ii) As a member, Mr. ALLAN KARDEC DE MELO FERREIRA, Brazilian, married, lawyer, resident at Rua Oscar Versiani Caldeira, No. 239, Mangabeiras, in the city of Belo Horizonte, state of Minas Gerais, bearer of R.G. No. M-92.892, issued by SSPMG, registered with CPF/MF under No. 054.541.586 -15, and as his alternate Mr. DÊNIS KLEBER GOMIDE LEITE, Brazilian, married, lawyer and business manager, bearer of R.G. No. M-559.801, issued by SSP/MG, registered with CPF/MF under No. 125.011.406 -30, resident at Rua Miranda Ribeiro, No. 220, apt No. 301, Vila Paris, in the city of Belo Horizonte, state of Minas Gerais.

It was clarified during voting that none of the elected members had any legal impediment or restriction that could prevent their taking office.

7. Adjournment: As there was no other matter to be discussed, the chairperson offered those present the opportunity to speak, and as there was no further comments, the meeting was adjourned, these minutes were prepared and then read, approved and signed by the shareholders present at the meeting and by the chairperson and the secretary. The publication of these minutes without the execution of the shareholders present was authorized, pursuant to article 130, paragraph 2 of Law No. 6,404/ 76. (a.a) Georgeane Andrea de Oliveira Fukumura – Chairperson, Guilherme Moretzsohn Couto Nunes Coelho – Secretary. Shareholders present: Telemar Norte Leste S.A. by proxy. Guilherme Moretzsohn Couto Nunes Coelho; EMERGING MARKETS GROWTH FUND INC., CAPITAL GUARDIAN EMERGING MARKETS EQUITY FUND FOR TAX-EXEMPT TRUSTS, CAPITAL GUARDIAN EMERGING MARKETS EQUITY DC MASTER FUND, CAPITAL GUARDIAN EMERGING MARKETS EQUITY, CAPITAL GUARDIAN EMERGING MARKETS RESTRICTED EQUITY FUND FOR TAX-EXEMPT TRUSTS MASTER FUND, by proxy. Clóvis L. S. Purgato. I hereby certify that this document is an authentic copy of the minutes of the Company’s Book.

Belo Horizonte/MG, May 5, 2008.

Guilherme Moretzsohn Couto Nunes Coelho – Secretary

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This page is part of the minutes of the extraordinary shareholders meeting of Tele Norte Celular Participações S.A.
Occurred on May 05, 2008, at 11:00 am

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luiz Magalhães Salazar

Name:	José Luiz Magalhães Salazar
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.